Third Quarter Interim Report September 30, 2007
the evolution of expression

report to shareholders

To our shareholders:
The third quarter of 2007 was another quarter of solid performance for Zi Corporation. Year over year our revenues grew, we solidified and expanded our customer base and our net loss declined significantly. We attribute these successes to a growing interest in our uniquely simple and user-friendly predictive text technologies in the rapidly expanding telecommunications markets around the world, our global reputation for product reliability and innovation, and our continued focus on cost reduction and control.

Our revenues for this year’s third quarter increased 20 percent to $3.4 million, up from $2.8 million for the third quarter of 2006. At the end of the third quarter of 2007, our total revenues for the first nine months of the year had increased to $9.5 million from $8.6 million in last year’s first nine months.

There was a small decrease in revenues from the 2007 second quarter, but that quarter had benefited from a $0.4 million negotiated settlement of a royalty dispute with a major customer over its royalty reporting in previous periods. Thus, our recurring revenues in this year’s third quarter did increase from new licensees and a number of the Company’s established customers reporting higher royalties than in previous quarters, even though the summer months are often our slowest time of year.

We are very proud of the fact that our third quarter net loss decreased by 54 percent year over year and we plan to keep running Zi in a cost conscious fashion, as we continue to drive towards profitability. Net loss for this year’s third quarter was $1.3 million or $0.02 loss per basic and diluted share, compared to $2.7 million, or a basic and diluted loss per share of $0.06, for the 2006 third quarter.

We achieved this substantial reduction in net loss despite an additional tax provision of $0.7 million that we made in this year’s third quarter to comply with new accounting regulations from the Financial Accounting Standards Board. This provision is associated with the audit by Canada Revenue Agency ("CRA") of our cross border transactions and covers all seven open tax years, even though CRA is auditing only tax years 2002 and 2003. We believe the adoption of the new accounting rules has resulted in a very conservative position. It should also be pointed out that the provision has no immediate cash impact and that without this additional tax provision, our net loss would have been reduced to one cent per share for the quarter.

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The majority (86 percent) of our revenues continue to come from license agreements from both new and established customers that have our predictive text technologies embedded in their products. The expanding interest from both old and new customers in our core predictive text products, including eZiText® and eZiType™, is particularly gratifying since these are the products that have been the foundation and main revenue source of Zi for several years.

The demand for our products is especially strong in Asia and Europe where our customers, many of whom had been hit by strong competitive pressures in recent quarters, are now enthusiastically increasing their volumes and shipping more handsets embedded with our products. The Asian and European markets have typically been the leaders in telecommunications innovations and we continue to work closely with important global customers such as Kyocera, ZTE, Lenovo and Sony Ericsson, just to name a few of our more than 50 licensees. We see these relationships as only getting stronger and expanding in the near future.

Along with our core predictive text products, the interest in Qix®, our mobile search and discovery engine, has been strong. The Qix pipeline has both near-term and longer-term opportunities. T-Mobile is rolling out Qix-enabled handsets in the UK on a new handset platform and another top-ten mobile operator, which we unfortunately cannot name, is expected to launch a trial during the fourth quarter. Perhaps most importantly, we are also working with a North American mobile operator and a major manufacturer to put Qix on a mass market phone, not a smartphone. All we can say now is that this is in the late stages and we look forward to talking more about it very soon.

Of course, Zi is not only about telecommunications. We also made another very significant announcement in recent weeks–a revenue-generating license agreement for our innovative predictive text software, eZiText, with a major global printer manufacturer. Our software will be used to enter text and email on the function screen of new, multi-function printers that will help users input contacts and email messages much easier and faster. While our contract does not allow us to reveal the name of the printer manufacturer, we can tell you it is a name known around the world and that we are very excited about this agreement because it opens up a new and potentially robust revenue stream for Zi: the global printer business. This agreement solidifies our entry into the printer market, as our Decuma® handwriting recognition software had also been embedded previously by a major printing manufacturer and marketed globally.

The entry into the printer market places Zi in the enviable position of being in the middle of three major marketplaces that are global in reach: the wireless handset industry and the gaming industry, both of which show no signs of diminishing what has been a constantly rapid expansion, and now the printer market, which is also in the midst of a transformation. Printers no longer are limited to one function. They are now evolving and becoming complex work stations that fit well with our innovative, easy-to-use predictive text technologies.

We remain focused on innovation at Zi and, as evidence of the progress we are making, in late October at the 20th annual China Mobile Market Development Event in Beijing, Zi was presented an award for excellence for the intuitive qualities of our Chinese text input systems. The award honored our work in the Asian market over the past 10 years.

Earlier in the quarter, we announced another important new agreement with ZTE, which integrated our eZiType keyboard prediction technology onto its D90 phone. The new phone, which is being marketed exclusively by Canada’s leading telecommunications company TELUS, is the first mobile handset to feature our software and the Digit Wireless Fastap keyboard. This is a unique combination that will empower TELUS customers to get much more out of the use of their phones, and a much simpler and quicker experience.

I’d like to close by saying that all of us at Zi are optimistic about our future. I’d like to thank all our shareholders for their continued support, interest and dedication to Zi Corporation. We hope you share our enthusiasm. I look forward to talking to you again soon about the milestones we have achieved and the progress we are making.

Sincerely,

Milos Djokovic
President and Chief Executive Officer

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management’s discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report and the annual audited financial statements for the year ended December 31, 2006. The Management Discussion and Analysis, has been prepared as at November 9, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to our unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All financial information herein is presented in United States of America dollars (“U.S. Dollars”) except as otherwise indicated.

Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the applicable securities laws. You can identify these forward-looking statements when you see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors” below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Our corporate headquarters are in Calgary, Canada with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market intelligent interface solutions designed to enhance the usability of mobile handsets and consumer electronic devices. Because these devises have many features and inefficient data entry systems, they are becoming increasingly more difficult to use as improvements in power and features add to their complexity. Our embedded software products make such electronic devices such as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby increasing the user experience by allowing the user to utilize the full potential of these devices. Increasing the user experience benefits our customers by increasing the usage of their devices.

We offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 60 languages, representing languages spoken and written by two thirds of the world’s population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiText® for one-touch predictive text entry; eZiType™ predictive keyboard with auto-correction; Decuma® for natural handwriting recognition with prediction technology; and Qix™, an innovative mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user (“ARPU”).

Our primary customers are original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) seeking to embed a text input solution in their device products for consumer use. We have also expanded our marketing strategy to include network operators seeking to promote more service use and achieve revenue and innovation advantage.

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We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with our Qix products. Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited (“T-Mobile”), a major global wireless service operator.

Our product portfolio includes:

eZiText® offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType™ is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix™ is a search and discovery engine that is designed to enable quick and easy use of a mobile phone’s applications and services. It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Decuma® is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which creates a greatly enhanced user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

  Global coverage in 70 languages

  World class predictive text features

  User interface flexibility and simple integration

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Recent Developments

On October 29, 2007, we announced a revenue-generating license agreement for our innovative predictive text software, eZiText, with a major global printer manufacturer. eZiText will be used to enter text and email on the function screen of Multi-Function Peripheral machines allowing for easier and faster input of contacts and email messages.

On October 29, we also announced the licensing of our predictive text technology, eZiText, to a student at the University of Massachusetts Lowell ("UML"), who has invented a unique device for a man with cerebral palsy that enables quicker text input on his computer. Electrical engineering student, Victor Piper created the device as part of UMLs Assistive Technology Program, which encourages people with disabilities to contact them with requests for technological solutions to improve their daily life. Yeth John Kong, from Massachusetts, has cerebral palsy and approached the UML Assistive Technology Program to help improve the speed of his text input on his computer.

On October 25, 2007, we announced the presentation of an award for excellence for the intuitive qualities of our Chinese text input systems at the 20th Annual China Mobile Market Development Event recently held in Beijing. Joined by officials from The Chinese Ministry of Information and Industry and representatives from China Mobile, China Unicom, ZTE, Huawei and Qualcomm, Zi was honored for its work in the Asian market over the past 10 years.

On October 22, 2007, we announced the signing of a new licensing agreement for our innovative predictive text software, eZiText, with Taiwanese research and development leader Leadtek Research Inc. ("Leadtek") Leadtek is well known for combining graphic, computer and communication technologies for a variety of applications. Leadtek’s products are sold around the world and we will be supplying our predictive technology to Leadtek for use in desktop phones.

On August 16, 2007 we announced that our innovative predictive text software with auto-correction, eZiType, is now integrated onto the recently launched ZTE D90 phone, which will be marketed exclusively by TELUS, a leading national telecommunications company in Canada. The ZTE D90 is the first mobile handset in the world to feature both Zi Corporation’s eZiType software for increased data input speed and accuracy, and the Digit Wireless Fastap keyboard. Earlier this year, the ZTE D90 was recognized for its innovative design, winning the German design association’s (Design Zentrum Nordrhein Westfalen) prestigious Red Dot Product Design Award.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The Plaintiff filed an appeal. We were not a Defendant in this case but were participating in the defense of a customer who was. We incurred significant legal expense in the defense of this infringement claim (see additional discussion under the “Litigation/Indemnification” section).

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities ("the Receiver") became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director.

On March 29, 2007, we completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units, consisting of one common share and two-fifths of a warrant to purchase one common share, priced at $1.61 per unit for net proceeds of $5,533,644. The completion of the private placement was an important element of our business plan, which is to achieve profitability through cost containment and revenue growth.

On March 27, 2007 we completed the sale of our minority interest in Archer Education Group, Inc. (“Archer”) for total proceeds of $632,601. The completion of this sale represents the end of our involvement in the e-Learning business segment (see additional discussion under the “Operating Results – Discontinued Operations” section).

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Summary of Results of Operations
	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(in thousands, except per share amounts)
Revenues	$3,385	$2,819	$9,505	$8,645
Gross margin	$3,331	$2,679	$9,348	$8,321
Loss - continuing operations	$1,260	$2,462	$4,068	$7,142
Net loss	$1,260	$2,720	$3,435	$8,035
Total assets	$14,469	$12,242	$14,469	$12,242
Loss per share – basic and diluted from continuing operations	$0.02	$0.05	$0.08	$0.15
Net loss per share – basic and diluted	$0.02	$0.06	$0.07	$0.17
Outstanding shares, weighted average – basic and diluted	50,558	46,676	47,820	46,441
Outstanding shares, end of period – basic and diluted	50,558	46,676	50,558	46,676

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements:

Going Concern Basis

As at September 30, 2007, we had an accumulated deficit of $112,010,857 and incurred a loss of $4,067,959 from continuing operations and used cash in operating activities of $1,323,774 for the nine month period ended September 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet our obligations and repay liabilities arising from normal operations when they come due.

We are executing a business plan to allow Zi to continue as a going concern. We intend to achieve profitability through cost containment and revenue growth. We can give no assurance that we will be successful in executing this plan. Should we fail to control expenses, earn additional revenue or, if needed, raise additional capital we may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, we completed an essential part of our business plan by completing a private placement for net proceeds of $5,533,644. For the nine month period ended September 30, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continuing operations.

Our consolidated financial statements are prepared on a going concern basis, which assumes that Zi will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principles of consolidation

The consolidated financial statements include the accounts of Zi and our subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us except Archer, which have been reclassified and segregated to discontinued operations.

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We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at September 30, 2007 and December 31, 2006, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product’s commercial release.

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the year-end audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by us is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

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Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment”. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Income taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on our financial position or results of operation.

Recent accounting pronouncements

In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have evaluated the SFAS and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115”. The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We have not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission (“SEC”) recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. We have not assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at September 30, 2007. However, we did in previous years have warrants that met this definition. As a result, we could be required to record a significant cumulative adjustment to our opening accumulated deficit in 2008.

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Three and Nine Months Ended September 30, 2007

Overall Performance

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages and per share amounts)
Revenues	$3.4	$2.8	20%	$9.5	$8.6	10%
Operating loss – continuing operations	0.6	2.3	-75%	3.2	6.6	-52%
Loss – continuing operations	1.3	2.5	-49%	4.1	7.1	-43%
Loss per share – continuing operations	$0.2	$0.05		$0.08	$0.15

Our net loss from continuing operations for the three month period ended September 30, 2007 decreased by $1.2 million or 49 percent compared to the same period a year earlier, for the following reasons:

  Increase in revenues (see additional discussion under the “Operating Results – Revenue” section);

  Decreases in product research and development ("PR&D") costs (see additional discussion under Operating Results – “Product Research and Development” section);

  Decreases in legal expenses (see additional discussion under the “Operating Results – Legal” section);

  Decreases in selling general and administrative ("SG&A ") costs (see additional discussion under the “Operating Results – Selling, General and Administrative” section); offset by

  Increased income tax expense (see additional discussion under the “Operating Results - Income Taxes” section).

Our loss from continuing operations for the nine month period ended September 30, 2007 decreased by $3.1 million or 43 percent compared to the same period a year earlier. Our net loss has decreased for the same reasons as described above for the three month period ended September 30, 2007.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	Q3 2007	Q2 2007	Q1 2007	Q4 2006
(In millions, except per share amounts)
Revenues	$3.4	$3.5	$2.6	$3.2
Selling, general and administrative	2.4	3.0	2.7	3.4
Legal	0.5	0.4	0.4	0.8
Product, research and development	0.6	0.6	0.5	0.8
Depreciation and amortization	0.4	0.4	0.5	0.5
Operating loss	0.6	0.9	1.5	2.3
Loss from continuing operations	1.3	1.2	1.6	2.6
Net loss	$1.3	$1.2	$1.0	$3.0
Loss per share – basic and diluted	$0.2	$0.02	$0.02	$0.06

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	Q3 2006	Q2 2006	Q1 2006	Q4 2005
(In millions, except per share amounts)
Total Revenues	$2.8	$2.7	$3.1	$2.7
Selling, general and administrative	2.8	3.0	2.5	2.3
Legal	0.8	0.8	0.9	0.7
Product, research and development	0.8	1.1	1.0	0.9
Depreciation and amortization	0.5	0.4	0.3	0.3
Operating loss	2.3	2.7	1.5	1.5
Loss from continuing operations	2.5	2.8	1.8	1.7
Net loss	$2.7	$3.0	$2.3	$2.1
Loss per share – basic and diluted	$0.06	$0.07	$0.05	$0.05

The net loss for the 2007 third quarter was $1.3 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $1.2 million, or a loss of $0.02 per basic and diluted share, in the second quarter 2007, an increase of $0.1 million.

Revenues in the third quarter of 2007 were $3.4 million, a decrease of $0.1 million over the second quarter of 2007. Revenues in the second quarter of 2007 included $0.4 million in royalty revenue from a negotiated settlement with a significant customer relating to a dispute over royalty reporting in previous periods. Recurring revenues increased in the third quarter of 2007 through new licenses and some customers reporting higher royalties than in previous quarters, including a renegotiated contract that lifted the cap on royalties payable from a customer that resulted in $0.4 million in additional revenue in the third quarter of 2007 for units the customer had already shipped.

Our selling, general and administrative (“SG&A”) expense for the 2007 third quarter was $2.4 million compared to $3.0 million for the second quarter of 2007. This decrease was primarily due to the following:

  Decreases in our consulting, accounting and audit fees. The decrease reflects lower consulting fees as we completed our Canada Revenue Agency cross border transactions analysis, and lower accounting and audit fees associated with filing our private placement registration statement in the second quarter; and

  Decrease in business taxes from our Asian Licensees.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. Product research and development (“PR&D”) expense, net of capitalized costs, for the 2007 third quarter was $0.6 million, unchanged from $0.6 million in the second quarter 2007. Gross PR&D expenditures in the third and second quarters of 2007 have remained stable as we continue to develop new product features and enhancements and maintain our legacy products.

Legal expense for the 2007 third quarter was $0.5 million, relatively unchanged from $0.4 million for the 2007 second quarter.

Depreciation and amortization expense for the 2007 third quarter was $0.4 million, unchanged from $0.4 million for the 2007 second quarter. We continue to capitalize deferred software costs. Depreciation and amortization may fluctuate in the future as new products or significantly enhanced versions are brought to market, or old products are fully amortized.

Our income tax expense for the 2007 third quarter was $0.7 million compared to $0.3 million for the second quarter of 2007. The increase is the result of a penalties provision for $0.7 million in the third quarter of 2007 that relates to our international transfer pricing (see additional discussion under “Operating Results – Income taxes” section).

  10         Third Quarter Interim Report

The following chart summarizes the quarterly revenues and operating expenses from continuing operations, and demonstrates our progress towards achieving profitable operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations..

Operating Results

Revenues

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Royalties, license and implementation fees	$3.4	$2.8	20%	$9.5	$8.6	10%

In the third quarter of 2007, we had total revenues of $3.4 million, an increase of $0.6 million or 20 percent from the third quarter of 2006. The increase in revenues is derived from new license agreements and several customers experiencing increased volume sales of their products in which our technology is embedded, including a renegotiated contract that lifted the cap on royalties payable from a customer that resulted in $0.4 million in additional revenues in the third quarter of 2007 for units the customer had already shipped. As our customers increase volumes and grow their businesses, we earn additional revenues though increasing royalties, the licensing of additional languages and the amendment of fixed fee contracts.

Revenues increased by $0.9 million or 10 percent compared to the nine month period ending September 30, 2006. This increase absorbs $0.5 million of one-time revenue that occurred in the first quarter of 2006 that did not recur in 2007. The increase has resulted from new license agreements and several customers experiencing increased volume sales of their products in which our technology is embedded, including the renegotiated contract discussed above that resulted in $0.4 million in additional revenues in the third quarter of 2007. Revenues for the nine months ended September 30, 2007 also included $0.4 million in revenues from a negotiated settlement of a royalty dispute in the second quarter of 2007.

Zi Corporation 2007          11

Revenues by Product and Classification

Our revenues are derived from three product groups: our predictive text including eZiText for one-touch predictive text entry, and eZiType predictive keyboard with auto-correction; our Decuma natural handwriting recognition with prediction technology; and Qix, an innovative mobile search and service discovery solution. Currently, over 90% of our revenue is derived from the predictive text product group which represents our legacy software. The remaining portion is derived from the Decuma handwriting recognition product group. We are in the process of introducing Qix to the market. We expect the revenues by product group to shift significantly in the future as we continue to market Decuma and Qix.

We classify our revenues as license and implementation fees, maintenance and support fees, and software licensing royalties. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. The following table sets forth our percentage of revenue by classification.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(Percentages)
Software licensing royalties	86%	78%	85%	77%
License and implementation fees	11%	18%	11%	19%
Maintenance and support fees	3%	4%	4%	4%

The percentage of revenues from royalties has increased as we benefit from the success of many of our customers who are experiencing increased volumes of units in which our software is embedded.

Revenues by Geographic Location

The following table sets forth the revenues recognized by Zi’s subsidiaries established in the geographic locations in which those subsidiaries reside:

	Three months ended September 30,				Nine months ended September 30,
	2007	%	2006	%	2007	%	2006	%
(In millions, except percentages)
Canada	$ 1.4	43%	$ 1.4	49%	$ 3.9	41%	$ 4.2	48%
United States	0.4	11%	0.2	8%	0.8	8%	0.7	8%
Asia	1.5	43%	1.1	40%	4.5	48%	3.5	41%
Sweden	0.1	3%	0.1	3%	0.3	3%	0.2	3%

Percentages represent percentage of total revenues.

The following table sets forth Zi’s revenues attributable to our customers based on the regions in which they reside:

	Three months ended September 30,				Nine months ended September 30,
	2007	%	2006	%	2007	%	2006	%
(In millions, except percentages)
Asia	$ 1.9	57%	$ 1.5	56%	$ 5.5	59%	$ 5.0	59%
Europe	1.0	31%	0.9	31%	2.8	29%	2.7	31%
North America	0.5	12%	0.4	13%	1.2	12%	0.9	10%

Percentages represent percentage of total revenues.

  12         Third Quarter Interim Report

The following table sets forth the customers who accounted for 10% or more of our total revenues and the percentage of sales generated by the top five customers in the quarter and nine months ended September 30, 2007 and 2006:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Significant Customer 1	22%	27%	24%	28%
Significant Customer 2	14%	12%	10%	10%
Significant Customer 3	10%	5%	9%	6%
Top Five Customers	60%	52%	57%	50%

Revenues from the top five customers in the three months ended September 30, 2007 have increased from 52 percent to 60 percent of total revenues from the same period in 2006. The increase results from the success of these customers in shipping greater quantities of their products in which our software is embedded.

Revenues from the top five customers in the nine months ended September 30, 2007 have increased from 50 percent to 57 percent from the same period in 2006. The reason for this increase is the same as noted in the previous paragraph.

Selling General and Administrative

SG&A expense includes salaries and benefits, stock-based compensation and other employee related expenses of sales, marketing, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Selling general and administrative expenses	$2.4	$2.8	-13%	$8.2	$8.3	-1%

SG&A expense includes salaries and benefits, stock-based compensation and other employee related expenses of sales, marketing, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

Our SG&A expense for the 2007 third quarter was $2.4 million compared to $2.8 million for the third quarter of 2006. The decrease resulted from:

  A decrease in business taxes from our Asian Licensees;

  A decrease in our accounting and audit fees due the submission of our cross border transactions analysis to Canada Revenue Agency, and lower fees associated with filing our private placement registration statement;

  A decrease in our bad debts expense; and

  A decrease in the amount of our insurance premiums.

SG&A expense decreased by $0.1 million from the nine month period ending September 30, 2006. The decrease resulted from:

  A decrease in bad debts;

  A decrease in recruiting and conference expenses;

  A decrease in business taxes from our Asian Licensees;

  A decrease in our insurance premiums; offset by

  Increased professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, Sarbanes Oxley compliance, and additional audit fees related to the registration of the shares issued in our private placement;

  An increase in salaries and benefits expense as a result of bringing compensation in line with local market conditions; and

  Increased stock-based compensation expense during the quarter that was previously classified as part of in product, research and development.

Zi Corporation 2007          13

Product Research and Development

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Gross product research and development	$1.1	$1.1	5%	$3.0	$4.0	-25%
Capitalized costs	0.5	0.3	80%	1.3	1.1	21%
Product research and development	0.6	0.8	-23%	1.7	2.9	-42%
Certain amounts have been reclassified to conform with the presentation adopted in the current period.

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) has remained stable for the three month period ended September 30, 2007 compared to the corresponding period in 2006.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased in the nine month period ended September 30, 2007 by $1.0 million, compared to the same period in 2006, for the following reasons:

  Decrease in salary, employment benefits, travel, and stock-based compensation cost caused by the elimination of an executive position; and

  Decrease in consulting fees as a result of lower language database development and less consulting services utilized in the development of Qix.

Legal

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Legal	$0.5	$0.8	-47%	$1.3	$2.5	-48%

Legal costs for the three and nine month period ended September 30, 2007 decreased compared to the same period a year earlier primarily as a result of the successful conclusion in The Board of Regents of the University of Texas System ("U of T") litigation. While we did receive the order of non-infringement, the litigation was still on going in 2007 and we still incurred expenses related to its defense. However, the costs related to the U of T litigation were significantly higher in 2006 (see additional discussion under Litigation/Indemnification” section). The U of T has filed an appeal, which my affect our legal fees in subsequent periods.

In addition, there were lower fees incurred as a result of the settlement agreement entered into with the Receiver of the Lancer Entities on April 10, 2007 (see additional discussion under “Litigation/Indemnification” section).

Depreciation and Amortization

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Depreciation and Amortization	$0.4	$0.5	28%	$1.3	$1.2	9%

The table above sets out the total depreciation and amortization expense. Depreciation and amortization decreased in the three month period ended September 30, 2007 by $0.1 million, compared to the same period in 2006.

Depreciation and amortization increased in the nine month period ended September 30, 2007 by $0.1 million, compared to the same period in 2006 due primarily to increased amortization associated with the commercial release of Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product.

  14         Third Quarter Interim Report

Income taxes

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Income taxes	$0.7	$0.2	290%	$1.2	$0.7	67%

Our income tax expense for the 2007 third quarter was $0.7 million compared to $0.2 million for the same period in 2006. The increase is the result of a penalties provision for $0.7 million in the third quarter of 2007 that relates to our international transfer pricing, which is discussed in detail below. Our income tax expense is normally incurred by a Chinese subsidiary reporting profitable operations to the Chinese government, which has decreased to $0.1 million from $0.2 million in the three month period ending September 30, 2006. The decreased resulted from reduced profits in that subsidiary. It should be noted that this reduction in profit was offset by increased profits in another Chinese subsidiary.

We adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to our beginning tax positions. We continue to recognize our tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As at January 1, 2007 and September 30, 2007, we did not have any unrecognized tax benefits.

We are subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, we file income tax returns in each of these jurisdictions. We are generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and 2000 for Sweden.

The Canada Revenue Agency (“CRA”) commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. In accordance with FIN 48, we have included in our income tax expense for the three month period ending September 30, 2007, a provision of $652,278. This provision represents potential penalties, assuming the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years. This same methodology is then applied to all tax years that are currently open in Canada. We have included the provision in our current liabilities; however, the determination of when the eventual payment, if any, will be made is uncertain, and such payment could occur in years subsequent to 2008. In addition, the ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should CRA not assess a penalty for the years currently being audited and should the CRA not audit the other years that remain open, and if they do, choose not to assess a penalty for those years. Once a final outcome is determined, we will adjust out tax provision accordingly.

It should also be noted, that the penalties provision relating to the above referenced FIN 48 determination has no effect on our current cash position. The ultimate payment of the penalties, should it come to that, will be made when the matter is completely resolved and known.

Annual Information

For the years ended December 31,	2006	2005	2004
(thousands except per share amounts)
Revenue	$11,836	$10,614	$12,898
Gross margin	$11,430	$10,258	$12,536
Loss from continuing operations	$9,750	$4,489	$2,008
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share – basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of year	46,689	46,273	45,225
The above table has been reclassified to reflect the results from continuing operations.

Zi Corporation 2007          15

Our net loss has increased for the years ended December 31, 2004 to December 31, 2006. The increase in net loss resulted from both decreased revenues and increased expenses. The decreased revenues resulted partially from reduced average selling prices for our core products and certain of our licensees exiting out of the industry. The decrease in revenues has been partially offset with new contracts.

During 2006, we incurred additional expenses due to increased legal costs and increased compensation expenses resulting from the initial implementation of stock-based compensation. Legal expenses are expected to decrease as legal issues are resolved (see discussion under “Litigation/Indemnification”). Stock-based compensation was incurred in 2006 on the initial adoption of SFAS No. 123(R).

We have added additional resources as needed in order to market our products and sign new contracts, particularly with regard to Qix. With a focus on cost containment, and anticipated new sales contracts, as well as improved interim results in 2007, we expect our net loss to decrease in future periods.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

In the quarter ended March 31, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the quarter ended March 31, 2007.

The completion of this sale represents the end to our involvement in the e-Learning business segment. As a result, for the three and nine month period ended September 30, 2006 the e-Learning business segment has been reclassified to discontinued operations.

Liquidity and Capital Resources

Cash Requirements Outlook

At September 30, 2007, we had cash and cash equivalents of $6.5 million, of which $3.3 million was classified as cash and cash equivalents and $3.2 million that was classified as restricted (see “Restricted Cash” discussion below), an increase of $1.6 million and $1.0 million, respectively, since December 31, 2006. Cash increased as a result of receiving $5.7 million from our financing activities and sale of discontinued operations, offset by cash used in operating and investing activities of $3.7 million.

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

As an important part of our business plan, we recently completed private placements for net proceeds of $5,533,644. Our business plan includes achieving profitability through cost containment and revenue growth. Capital is required for the remainder of 2007 to support continued product development and enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future (see additional discussion under the “Critical Accounting Policies and Estimates – Going Concern Basis” section).

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, there are certain restrictions on the use of funds held in a Chinese subsidiary. As a result of these restrictions, these funds are not currently fully available to fund our non-Chinese operations.

Our Chinese operations are profitable and are expected to carry a surplus balance within the year. Once the subsidiary achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through the payment of dividends. If the subsidiary continues to be profitable, the entire cash balance may become non-restricted.

At September 30, 2007, we held the U.S. dollar equivalent of $3.2 million (December 31, 2006; $2.2 million) in cash classified as restricted.

  16         Third Quarter Interim Report

Cash Flows – Summary

During the three months ended September 30, 2007, we experienced a decrease in available cash by $2.2 million primarily represented by:

  $0.4 million increase in non-cash working capital;

  $0.6 million in deferred software development costs and capital asset additions;

  $1.3 million due to our loss from continuing operations which was offset by $0.6 million in non-cash expenses including depreciation and amortization expense, and stock compensation expense; and

  $0.6 million increase in restricted cash.

During the nine months ended September 30, 2007, we experienced an increase in available cash of $1.6 million primarily represented by:

  $5.6 million increase in cash from financing activities resulting from the net proceeds of our private placement and exercise of stock options, less $1.0 million in repayment of indebtedness;

  $0.6 million gain from the sale of Archer (see additional discussion under the "Operating Results – Discontinued Operations" section);

  $0.4 million decrease in working capital; offset by

  $4.1 million loss from continuing operations less $1.7 million of non-cash expenses including depreciation and amortization expense, and stock-based compensation expense;

  $1.3 million in deferred software development costs and capital asset additions;

  $1.0 million increase in restricted cash; and

  $1.0 million decrease in non-cash working capital.

Cash Flows – Operating

In the third quarter 2007, cash used in our operations decreased by $1.1 million to $1.0 million compared to the same period in 2006. The decrease in cash used in operations resulted from the decrease in our net loss from continuing operations by $1.2 million to $1.3 million compared to $2.5 million in the same period in 2006. The decrease in our net loss was partially offset through increases in our working capital and a reduction in non-cash expenses. The decrease in non-cash expenses relates to lower stock compensation expense in the third quarter 2007.

For the nine months ended September 30, 2007, cash used in our operations decreased by $4.9 million to $1.3 million compared to the same period in 2006. The decrease in cash used in operations resulted primarily from the decrease in our net loss from continuing operations by $3.1 million to $4.1 million compared to $7.1 million in the same period in 2006. In addition to the decrease in our net loss, we received additional cash through a reduction in our working capital balances. The decrease in working capital primarily resulted from the collection of a receivable from a significant licensee.

Cash Flows – Financing

There was no significant financing activity for the three month period ending September 30, 2006 and 2007.

For the nine months ended September 30, 2007, we received $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by, the repayment of $1.0 million in bank indebtedness.  The bank credit facility was terminated upon repayment of the $1.0 million. There were no significant financing activities for the same period in 2006.

Cash Flows – Investing

In the third quarter 2007, cash used in investing activities increased by $0.3 million to $1.2 million compared to the same period in 2006. The increase resulted primarily from an increase in gross research and development expenditures and an increase in our restricted cash balance.

For the nine month period ended September 30, 2007, cash used in investing activities decreased by $0.8 million to $2.4 million compared to $3.2 million in the same period in 2006. The decrease resulted primarily from restricted cash balances increasing by $1.0 million in 2007.

Zi Corporation 2007          17

Related Party Transactions

In the course of our operations we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

The following table outlines the receivable/(payable) balances from related parties as at September 30:

	2007	2006
Due to a law firm in which a director is a partner	$(7,393)	$(7,113)
Due to a law firm in which a former director is a partner	–	(15,846)
Receivable with a significantly influenced company	–	48,503
Due to a firm in which an officer is a partner	(7,000)	(3,000)

The following table outlines the Company’s related party transactions for the nine month period ending September 30:

	2007	2006
Legal services provided by law firm in which a director is a partner	$19,763	$31,780
Legal services provided by law firm in which a former director is a partner	158,641	100,067
Fees paid on behalf of a significantly influenced company	–	7,247
Consulting fees paid to a firm in which an officer is a partner	162,613	6,818
Consulting fees paid to a firm owned by a former officer	–	34,248

The following table outlines the Company’s related party transactions for the three month period ending September 30:

	2007	2006
Legal services provided by law firm in which a director is a partner	$12,354	$9,837
Legal services provided by law firm in which a former director is a partner	–	16,225
Fees paid on behalf of a significantly influenced company	–	1,388
Consulting fees paid to a firm in which an officer is a partner	59,908	6,818
Consulting fees paid to a firm owned by a former officer	–	8,085

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

As at September 30, 2007, we did not have any long-term debt. As at December 31, 2006, the current portion of capital leases and leasehold inducements was $30,467. They are not significant and are not expected to become significant in the near future.

We rent premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:

2007	771,552
2008	683,130
2009	628,415
2010	628,415
2011	628,415
Total	$3,339,927

  18         Third Quarter Interim Report

Foreign Exchange Sensitivity

We report in U.S. dollars but have operations and expenses in Canada, Sweden, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. As a significant portion of our expenses our denominated in the above mentioned currencies, we are exposed to significant foreign exchange risk. We estimate our expenses to increase by approximately $140,000 for every 100 basis point depreciation in the U.S. dollar on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $90,000 for every100 basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis.

We have not entered into any arrangements to hedge our foreign exchange requirements or foreign assets. Given the recent depreciation of the U.S. dollar, especially in comparison to the Canadian dollar, we are reviewing our foreign exchange risk and the appropriateness of hedging strategies.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

We do not anticipate making any significant capital expenditures such as buildings or properties, or heavy machinery.

Litigation/Indemnification and Contingent Liabilities

Commencing on March 11, 2005, the U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority of them are customers of our principal competitor in the text input market and a few are customers of ours.

We were not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers were dismissed prior to any defense being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers.

While we were not a defendant, the validity of our licensed software was legally challenged in the U of T filed federal lawsuit. In order to defend the legitimacy of our licensed software and maintain our relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S. Patent No. 4,674,112 against the Plaintiff, U of T, and in favor of all remaining Defendants. This court action was therefore terminated. The Plaintiff, however, has filed an appeal. The court has not determined whether or not it will allow the appeal.

On February 22, 2007, we entered into a settlement agreement with the Receiver to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and us, subject to certain conditions. On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director.

From time to time, we are involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. We do not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Zi Corporation 2007          19

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On November 12, 2007, we became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed. We understand that Zi Corporation is one of over 20 defendants named in the suit, although to date, we have not been served the lawsuit.  We have not been able to determine the impact, scope or relevancy of this suit on Zi at this time.

Nasdaq Listing

On August 10, 2007, we received a Nasdaq Staff Deficiency Letter indicating that we were not in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). As a result, we applied to transfer our listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market. The application was approved by Nasdaq and we commenced trading on The Nasdaq Capital Market on September 5, 2007.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support our operations and future growth;

  uncertainty regarding the renewal of significant contracts as they come due;

  risk that OEMs and ODMs may refuse to embed our technology on products they supply to network carriers licensing our technology;

  uncertainty as to the degree of and continuing market acceptance of our products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect our financial results;

  our dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency’s audit of our cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  20         Third Quarter Interim Report

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  changes in our size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of our management and our strategic relationships;

  inability to attract and retain key personnel;

  the negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

  the U of T appeal to the court’s decision to terminate the patent infringement case;

  other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities in

  Canada.

Additional Information

Additional information can be found in our Form 20-F and Form 20-F/A filed with the U.S. Securities and Exchange commission as well as in other public documents filed in Canada which can be accessed at www.sec.gov and www.sedar.com respectively.

Zi Corporation 2007          21

consolidated balance sheets

	September 30,2007	December 31, 2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$3,309,367	$1,672,847
Restricted cash	3,159,392	2,160,495
Accounts receivable, net of allowance of $521,570 (December 31, 2006 – $936,731)	2,762,811	5,785,954
Prepayments and deposits	575,348	599,963
Total current assets	9,806,918	10,219,259
Capital assets – net (note 6)	866,754	906,094
Intangible assets – net (note 7)	3,795,711	3,421,717
	$14,469,383	$14,547,070
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities (note 12)	4,148,507	4,046,022
Deferred revenue	2,503,068	4,478,026
Deferred tax (note 9)	38,357	174,400
Current portion of other long-term liabilities	–	30,467
Total current liabilities	6,689,932	9,728,915

Contingent liabilities (note 10)
Going concern (note 2)
Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,557,957 (December 31, 2006 – 46,688,624) issued and outstanding	114,926,794	110,635,085
Additional paid-in capital	3,526,487	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(112,010,857)	(108,575,499)
Accumulated other comprehensive loss	(66,133)	(342,632)
	7,779,451	4,818,155
	$14,469,383	$14,547,070

See accompanying notes to unaudited consolidated financial statements.

  22         Third Quarter Interim Report

consolidated statements of loss

	Three Months Ended September 30,		Nine Months Ended September 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Revenues	$3,384,749	$2,819,130	$9,505,175	$8,644,928
Cost of sales	53,546	139,943	156,782	324,171
Gross margin	3,331,203	2,679,187	9,348,393	8,320,757
Operating expenses
Selling general and administrative	(2,439,255)	(2,810,921)	(8,178,743)	(8,296,241)
Litigation and legal (note 10)	(455,849)	(842,767)	(1,327,387)	(2,524,369)
Product research and development	(643,641)	(821,083)	(1,711,497)	(2,940,743)
Depreciation and amortization	(377,528)	(518,598)	(1,290,498)	(1,185,427)
Operating loss from continuing operations	(585,070)	(2,314,182)	(3,159,732)	(6,626,023)
Interest on capital lease obligation	–	(160)	(43)	(687)
Other interest expense	(1,403)	(96)	(4,217)	(150)
Interest and other income	49,320	35,820	161,535	202,249
Loss from continuing operations before undernoted	(537,153)	(2,278,618)	(3,002,457)	(6,424,611)
Recovery of impaired note receivable	–	–	130,931	–
Income taxes (note 9)	(722,659)	(183,381)	(1,196,433)	(716,891)
Loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Discontinued operations (note 5)	–	(257,910)	–	(893,997)
Gain on disposal of discontinued operations (note 4)	–	–	632,601	–
Net loss	$(1,259,812)	$(2,719,909)	$(3,435,358)	$(8,035,499)
Basic and diluted loss per share from continuing operations (note 12)	$(0.02)	$(0.05)	$(0.08)	$(0.15)
Basic and diluted income (loss) per share from discontinued operations (note 5 & 12)	$–	$(0.01)	$0.01	$(0.02)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.06)	$(0.07)	$(0.17)
Weighted average common shares – basic and diluted	50,557,957	46,676,130	47,819,656	46,440,585
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130
See accompanying notes to unaudited consolidated financial statements.

Zi Cosrporation 2007          23

consolidated statements of cash flow

	Three Months Ended September 30,		Nine Months Ended September 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Items not affecting cash:
Loss on dispositions of capital assets	33,754	1,464	33,754	4,555
Depreciation and amortization	383,575	534,789	1,309,693	1,215,002
Stock-based compensation expense	219,797	255,785	492,427	741,891
Recovery of impaired note receivable	–	–	(130,931)	–
Decrease (increase) in non-cash working capital
Accounts receivable	(23,194)	360,616	3,023,143	1,286,361
Work-in-progress and inventory	–	–	–	(827)
Prepayments and deposits	(102,373)	(69,358)	24,615	(241,512)
Accounts payable and accrued liabilities	343,696	228,799	102,485	76,292
Deferred revenue	(338,652)	(959,104)	(1,974,958)	(2,169,676)
Deferred tax	(239,472)	–	(136,043)	–
Cash flow used in operating activities	(982,681)	(2,109,008)	(1,323,774)	(6,229,416)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	–	–	5,533,644	–
Proceeds from exercise of stock options	–	–	94,083	–
Payment of bank indebtedness	–	–	(1,000,000)	–
Payment of capital lease obligations	–	(1,290)	(1,833)	(6,131)
Cash flow from (used in) financing activities	–	(1,290)	4,625,894	(6,131)
Cash flow from (used in) investing activities:
Purchase of capital assets	(109,852)	(70,531)	(230,607)	(294,729)
Software development costs	(540,074)	(300,520)	(1,301,845)	(1,075,770)
Other deferred costs	–	(15,008)	(28,634)	(41,295)
Note receivable from related party	–	(2,802)	–	(127,802)
Recovery of impaired note receivable	–	–	130,931	–
Changes in restricted cash	(610,026)	(545,008)	(998,897)	(1,644,591)
Cash flow used in investing activities	(1,259,952)	(933,869)	(2,429,052)	(3,184,187)
Cash flow from (used in) discontinued operations (note 5):
Operating activities	–	–	–	(131,445)
Financing activities	–	–	–	(106,650)
Investing activities	–	–	632,601	(145,780)
Cash flow from (used in) discontinued operations	–	–	632,601	(383,875)
Effect of foreign exchange rate changes on cash and cash equivalents	59,271	117,889	130,851	70,577
Net cash inflow (outflow)	(2,183,362)	(2,926,278)	1,636,520	(9,733,032)
Cash and cash equivalents, beginning of period	5,492,729	4,702,567	1,672,847	11,509,321
Cash and cash equivalents, end of period	$3,309,367	$1,776,289	$3,309,367	$1,776,289

Components of cash and cash equivalents
Cash	$1,512,835	$1,116,748	$1,512,835	$1,116,748
Cash equivalents	$1,796,532	$659,541	$1,796,532	$659,541
Supplemental cash flow information
Cash paid for interest	$1,403	$256	$4,260	$837
Cash paid for income taxes	$190,102	$263,426	$650,269	$647,847
See accompanying notes to unaudited consolidated financial statements.

  24         Third Quarter Interim Report

notes to the consolidated financial statements
                For the three and nine months ended September 30, 2007 and 2006
                (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.    Nature of Operations

Zi Corporation (the “Company” or “Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology, and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.    Going Concern Basis of Presentation

As at September 30, 2007, the company had an accumulated deficit of $112,010,857 and incurred a loss of $4,067,959 from continuing operations and used cash in operating activities of $1,323,774 for the nine month period ended September 30, 2007.  Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern.  The Company intends to achieve profitability through cost containment and revenue growth.  The Company can give no assurance that it will be successful in executing this plan.  Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644.  For the nine month period ended September 30, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future.  Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.    Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP”). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Zi Corporation 2007          25

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. (“Archer”) which has been reclassified and segregated to discontinued operations (see note 5).

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at September 30, 2007 and December 31, 2006, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Other comprehensive income (loss)
Foreign currency gain (loss)	$138,239	$(67,926)	$276,500	$268,258
Other comprehensive income (loss)	138,239	(67,926)	276,500	268,258
Net loss for the period	(1,259,812)	(2,719,909)	(3,435,358)	(8,035,499)
Comprehensive net loss for the period	$(1,121,573)	$(2,787,835)	$(3,158,858)	$(7,767,241)

Revenue Recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position 97-2 (“SOP”), “Software Revenue Recognition”.  Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options, Restricted Stock Units (“RSUs”) and Restricted Stock Awards (“RSAs”).

  26         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), “Share Based Payment” (“SFAS No. 123(R)”). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSAs and RSUs in accordance with SFAS No. 123(R), and records the fair value of RSAs and RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

A new stock-based compensation plan was approved by shareholders on July 26, 2007 (see note 8).

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Corporation’s financial position or results of operation.  Should the Company incur any interest and penalties related to unrecognized tax benefits, these amounts will be recorded in income tax expense (see note 9).

Restricted cash

At September 30, 2007, the Company held the U.S. dollar equivalent of $3,159,362 (December 31, 2006 - $2,160,495) in Renminbi through one of its Chinese subsidiaries Huayu Zi Software Technology (Beijing) Co. Ltd. (“Huayu Zi”).  Due to Peoples Republic of China (“PRC”) government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company’s various Chinese subsidiaries and are not currently fully available to fund the non-Chinese operations of the Company.  Huayu Zi continues to be profitable and is expected to have a surplus balance within the year.  Once Huayu Zi achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through payment of dividends.  If Huayu Zi continues to be profitable, the entire cash balance may become non-restricted.

At September 30, 2007 and December 31, 2006, the Company has classified these funds as restricted.

Recent accounting pronouncements

In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115”.  The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company has not yet estimated the impact, if any, of the new standard.

Zi Corporation 2007          27

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Securities and Exchange Commission (“SEC”) recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at September 30, 2007. However, the Company did in previous years have warrants that meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.    Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer for total proceeds of $632,601.  There were no contingent considerations or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss.  In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer.  As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the nine month period ended September 30, 2007 (see note 5).

5.    Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer.  The offer was presented and approved by the Company’s Board of Directors on March 22, 2007 (see note 4). Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer had been included in the Company’s consolidated operating loss for the three month and nine month periods ended September 30, 2006. As the Company no longer carries on any related business activities, for the three and nine month periods ended September 30, 2006 Archer’s operating results have been reclassified to discontinued operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	$–	$–	$–	$555,523
Cost of sales	–	–	–	(22,696)
Operating expenses	–	–	–	(932,678)
Interest income	–	–	–	9,032
Equity interest in significantly influenced company	–	(257,910)	–	(503,178)
Gain on disposal of discontinued operations	–	–	632,601	–
Net income (loss)	$–	$(257,910)	$632,601	$(893,997)

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Archer issued additional share capital which reduced the Company’s proportionate share ownership in Archer below 50% prior to March 31, 2006.  Accordingly, Archer was deconsolidated on February 28, 2006 and accounted for under the equity method there from.

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment. Through the Company’s discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

  28         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

6.    Capital Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2007
Computer and office equipment	$3,506,260	$2,652,713	$853,547
Leasehold improvements	648,365	635,158	13,207
	$4,154,625	$3,287,871	$866,754
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7.     Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2007
Patents	$1,919,346	$833,387	$1,085,959
Trademarks	77,700	19,425	58,275
Customer agreements	205,479	123,288	82,191
Software development costs	13,711,646	11,142,360	2,569,286
	$15,914,171	$12,118,460	$3,795,711
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

During the three and nine month periods ended September 30, 2007, $540,074 and $1,301,845 (September 30, 2006 - $300,520 and $1,075,770), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended September 30, 2007 includes $260,424 of amortization of deferred software development costs and $43,317 and $10,709, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2006 – $380,026, $40,489 and $9,965, respectively).   Amortization for the nine month period ended September 30, 2007, includes $893,623 of amortization of deferred software development costs and $126,451 and $31,509, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2006 – $741,601, $118,702 and $28,989, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,365,623
2008	1,052,646
2009	510,787
2010	157,147
2011	138,782
Total	$3,224,985

Zi Corporation 2007          29

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The estimated amortization expense includes the amortization of deferred software costs whose products have been commercially released.  The Company has deferred software costs for products pending commercial release.  In addition, the Company continues to defer additional software costs in its ongoing operations.  The additional cost and commercial release dates for these products are uncertain; accordingly, the above table does not include the estimated amortization expense for products pending commercial release.

The company assesses the value of its intangible assets on an annual basis.  In addition the company continually monitors the value of its intangible assets for changes in circumstances including but not limited to: significant underperformance relative to historical or projected results, significant changes in the Company’s business or use of assets, and significant negative industry or economic trends.  Any identified impairments are recorded in the reporting period identified.

8.    Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consisted of one share of the Company’s stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share.  As at September 30, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement were subject to statutory restrictions on resale, including hold periods.  The Company was required to register the shares for resale in the United States with the Securities and Exchange Commission.  The registration became effective on May 30, 2007.

Nasdaq Listing

On August 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company was not currently in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B).  The Company applied to transfer its listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market.  The application was approved by Nasdaq and trading on The Nasdaq Capital Market commenced on September 5, 2007.

  30         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based Compensation

On July 26, 2007, the shareholders approved a new stock-based compensation plan (“the 2007 Plan”), which replaces and supercedes the previous stock-based compensation plans.  The 2007 Plan provides that stock options, restricted stock awards (in the case of participants subject to taxation in the United States) and restricted stock unit awards (in the case of participants subject to taxation in Canada) may be granted by the Corporation to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Corporation’s issued capital.  The number of the common shares which may be reserved specifically for issuance in respect of RSAs and RSUs shall not exceed 7,583,693 common shares.  Any expiration, cancellation or exercise of stock options pursuant to the provisions of the 2007 Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis.  Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company.  Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the 2007 Plan.  As at September 30, 2007, the Corporation had 50,557,957 common shares issued and outstanding.  Accordingly, 7,583,693 common shares may be reserved for issuance under the 2007 Plan as at that date.  The 2007 Plan is required to be re-approved by shareholders every 3 years.  At September 30, 2007, the Company has 3,788,160 stock options, RSAs, and RSUs (December 31, 2006 – 1,035,619 stock options and nil RSUs) which may be reserved for issuance in the future under the new plan.

Options, RSAs and RSUs awarded under the 2007 Plan may be subject to performance criteria before vesting.  Share compensation expense is recorded if the performance criterion is more likely than not to be achieved.  Share compensation expense is not recorded if the performance criterion is unlikely to be achieved.  Under the terms of the 2007 Plan, options, RSAs and RSUs may be granted at the discretion of the Board of Directors. The option price equals the greater of the 5 day weighted average or closing price of the Company’s shares on the day preceding the date of grant. The options, RSAs and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and nine months ended September 30, 2007, nil and 55,000, respectively, stock options were exercised for proceeds of nil and $94,083.  In the same two periods in 2006, nil and nil, respectively, stock options were exercised.  During the three and nine months ended September 30, 2007, 175,000 and 963,700, respectively, stock options were granted by the Company (September 30, 2006 – 270,000 and 1,393,000, respectively). As at September 30, 2007 and December 31, 2006, the Company has a total of 3,795,534 and 3,950,000 outstanding options, respectively, which expire over a period of one to five years.

During the three and nine months ended September 30, 2007, nil and 37,486, respectively, RSUs were exercised (September 30, 2006, nil and 403,562, respectively), for proceeds of nil and nil, respectively.  In the three and nine month periods ended September 30, 2007, nil and nil, respectively, RSUs were granted by the Company (September 30, 2006, nil and 87,468, respectively). As at September 30, 2007 and December 31, 2006, nil and 49,983 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant.   Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

	Three months ended	Three months ended
	September 30, 2007	September 30, 2006
Risk free interest rate	4.60%	4.09%-4.11%
Expected term in years	4.0	1.0-3.0
Expected dividend yield	0%	0%
Weighted average volatility	86%	82%
Expected volatility	86%	55% to 103%

Zi Corporation 2007          31

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006
Risk free interest rate	3.94%-4.65%	3.89% - 4.23%
Expected term in years	1.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	89%	90%
Expected volatility	86% to 106%	55% to 103%

Stock option, RSU activity and related information for the three and nine months ended September 30, 2007 are as follows:
	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2007	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	3,725,450	$2.58
Granted	175,000	1.05
Exercised	–	–
Forfeited	(48,166)	(1.88)
Expired	(56,750)	(3.49)
Outstanding, end of period	3,795,534	$2.68	2.96 Years	$–
Exercisable, end of period	2,830,881	$3.00	2.51 Years	$–
Weighted-average fair value of stock options granted during the period				$0.53

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2006	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,412,518	$3.23
Granted	270,000	0.88
Exercised	–	–
Forfeited	(191,582)	(1.88)
Expired	(230,000)	(11.94)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.31

  32         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2007	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	3,999,982	$2.49
Granted	963,700	1.76
Exercised	(92,486)	(1.05)
Forfeited	(48,832)	(1.79)
Expired	(1,026,829)	(2.60)
Outstanding, end of period	3,795,534	$2.68	2.96 Years	$–
Exercisable, end of period	2,830,881	$3.00	2.51 Years	$–
Weighted-average fair value of stock options granted during the period				$0.93

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2006	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,480,468	1.49
Exercised	(403,562)	–
Forfeited	(240,790)	(2.26)
Expired	(681,667)	(9.00)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.95

A summary of the status of the Company’s unvested options as at September 30, 2007 and 2006, and changes during the three and nine month periods then ended is presented below:
Three months ended September 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	1,054,300	$0.97	1,082,374	$1.17
Granted	175,000	0.53	270,000	0.31
Vested	(216,481)	(0.47)	(147,625)	(1.88)
Forfeited	(48,166)	(0.75)	(178,333)	(1.24)
Unvested, end of period	964,653	$1.06	1,026,416	$0.83

Nine months ended September 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	963,700	0.93	1,480,468	0.95
Vested	(354,714)	(0.70)	(389,385)	(1.29)
Forfeited	(48,832)	(0.72)	(180,833)	(1.75)
Unvested, end of period	964,653	$1.06	1,026,416	$0.83

Zi Corporation 2007          33

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

Three month period ended September 30,	2007	2006
Selling general and administration	$209,152	$140,188
Product research and development	10,645	115,597
Total stock-based compensation expense	$219,797	$255,785

Nine month period ended September 30,	2007	2006
Selling general and administration	$458,230	$445,222
Product research and development	34,197	296,669
Total stock-based compensation expense	$492,427	$741,891

As of September 30, 2007, there was $567,532 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.72 years. The total fair value of shares vested during the three and nine months ended September 30, 2007 was $108,660 and $246,886, respectively.

9.    Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  As of January 1, 2007 and September 30, 2007, the Company did not have any unrecognized tax benefits.

For the three month period ended September 30, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having tax losses available from prior years. The Company has included for the three and nine month periods ended September 30, 2007, income tax expense of $70,381 and $544,155, respectively (for the three and nine month periods ended September 30, 2006 – $183,381 and $716,891, respectively). In addition to this, the Company has also recorded a provision for penalties of $652,278 related to its international transfer pricing in the three and nine months ended September 30, 2007 into income tax expense (for the three and nine month periods ended September 30, 2006 – nil and nil, respectively), which is discussed in detail below.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden.  Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency (“CRA”) commenced an examination of the Company’s international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. The Company prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007.  The examination of the submission is still on going and is not expected to be completed until the end of 2008; however, CRA is expected to provide its initial review comments by the end of fourth quarter 2007.  In accordance with FIN 48, the Company has included in its income tax expense for the three month period ending September 30, 2007, a provision for $652,278.  This provision represents potential penalties, assuming the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years. This same methodology is then applied to all tax years that are currently open in Canada. The ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should CRA not assess a penalty for the years currently being audited and should the CRA not audit the other years that remain open, and if they do, choose not to assess a penalty for those years.  Once a final outcome is determined, the Company will adjust its tax provision accordingly.

As of September 30, 2007, and December 31, 2006, the company recorded deferred taxes of $38,357 and $174,400, respectively.  Deferred taxes result from differences in tax reporting with the Company’s Chinese operations.  The Chinese tax authorities require the Company’s Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP.  Accordingly, deferred taxes are recorded when the Company’s Chinese operations are adjusted to U.S. GAAP.

  34         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

10.    Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System (“U of T”) filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (‘112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action.  The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company’s efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

While the company is not a defendant, the validity of the Company’s licensed software was legally challenged in the U of T filed federal lawsuit.  In order to defend the legitimacy of the licensed software and maintain the relationships with the licensees, the Company made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S. Patent No. 4,674,112 against the Plaintiff,  the U of T, and in favor of all remaining Defendants. This court action is therefore terminated.  The Plaintiff, however, has filed an appeal.  The court has not yet determined whether it will allow the appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the “Receiver”) to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and the Company subject to certain conditions.  On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger resigned as a director of the Company.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.    Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi’s product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user’s text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user’s own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone’s full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is an interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs.  The accounting policies of each of the business segments are the same as those described in note 3.

Zi Corporation 2007          35

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic locationss in which those subsidiaries reside:

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Zi Technology	$3,384,749	$369,718	$200,705	$2,658,922	$155,404
Corporate	–	13,857	–	726,617	(740,474)
Total	$3,384,749	$383,575	$200,705	$3,385,539	$(585,070)
Interest expense and interest and other income					47,917
Recovery of impaired note receivable					–
Loss before income taxes					$(537,153)
2006
Zi Technology	$2,819,130	$493,679	$173,288	$3,162,650	$(1,010,487)
Corporate	–	41,110	–	1,262,585	(1,303,695)
Total	$2,819,130	$534,789	$173,288	$4,425,235	$(2,314,182)
Interest expense and interest and other income					35,564
Loss before income taxes					$(2,278,618)

					Operating profit
					(loss), before
				Other operating	interest and
Nine months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Zi Technology	$9,505,175	$1,218,396	$594,085	$8,080,376	$(387,682)
Corporate	–	91,297	–	2,680,753	(2,772,050)
Total	$9,505,175	$1,309,693	$594,085	$10,761,129	$(3,159,732)
Interest expense and interest and other income					157,275
Recovery of impaired note receivable					130,931
Loss before income taxes					$(2,871,526)
2006
Zi Technology	$8,644,928	$1,081,121	$511,050	$10,371,543	$(3,318,786)
Corporate	–	133,881	–	3,173,356	(3,307,237)
Total	$8,644,928	$1,215,002	$511,050	$13,544,899	$(6,626,023)
Interest expense and interest and other income					201,412
Loss before income taxes					$(6,424,611)

  36         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

September 30, 2007	December 31, 2006

	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$4,407,042	$7,886,743	$12,293,785	$4,094,355	$9,520,898	$13,615,253
Corporate	255,422	1,920,176	2,175,598	233,456	698,361	931,817
Total	$4,662,464	$9,806,919	$14,469,383	$4,327,811	$10,219,259	$14,547,070

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Canada	$1,468,210	$316,667	$–	$1,876,086	$(724,543)
China	1,469,041	19,902	200,705	631,765	616,669
USA	362,346	1,457	–	486,803	(125,914)
Sweden	85,152	45,549	–	386,897	(347,294)
Other	–	–	–	3,988	(3,988)
Total	$3,384,749	$383,575	$200,705	$3,385,539	$(585,070)
Interest expense and interest and other income					47,917
Recovery of impaired note receivable					–
Loss before income taxes					$(537,153)
2006
Canada	$1,381,708	$442,925	$–	$2,840,880	$(1,902,097)
China	1,130,283	22,874	173,288	674,577	259,544
USA	234,821	1,682	–	549,118	(315,979)
Sweden	72,318	63,709	–	326,150	(317,541)
Other	–	3,599	–	34,510	(38,109)
Total	$2,819,130	$534,789	$173,288	$4,425,235	$(2,314,182)
Interest expense and interest and other income					35,564
Loss before income taxes					$(2,278,618)

Zi Corporation 2007          37

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

					Operating profit
					(loss), before
				Other operating	interest and
Nine months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Canada	$3,916,563	$1,104,446	$–	$6,225,053	$(3,412,936)
China	4,509,534	59,965	594,085	2,087,230	1,768,254
USA	747,979	4,726	–	1,323,338	(580,085)
Sweden	331,099	134,558	–	1,094,388	(897,847)
Other	–	5,998	–	31,120	(37,118)
Total	$9,505,175	$1,309,693	$594,085	$10,761,129	$(3,159,732)
Interest expense and interest and other income					157,275
Recovery of impaired note receivable					130,931
Loss before income taxes					$(2,871,526)
2006
Canada	$4,212,400	$976,124	$–	$8,734,503	$(5,498,227)
China	3,532,087	78,372	511,050	1,959,687	982,978
USA	684,963	4,793	–	1,808,212	(1,128,042)
Sweden	215,478	144,916	–	958,169	(887,607)
Other	–	10,797	–	84,328	(95,125)
Total	$8,644,928	$1,215,002	$511,050	$13,544,899	$(6,626,023)
Interest expense and interest and other income					201,412
Loss before income taxes					$(6,424,611)

	September 30, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$3,181,195	$3,302,297	$6,483,492	$2,803,787	$4,637,029	$7,440,816
China	291,194	5,989,798	6,280,992	192,608	5,059,157	5,251,765
USA	18,467	361,140	379,607	23,193	246,866	270,059
Sweden	1,171,608	153,239	1,324,847	1,229,044	258,745	1,487,789
Other	–	445	445	79,179	17,462	96,641
Total	$4,662,464	$9,806,919	$14,469,383	$4,327,811	$10,219,259	$14,547,070

  38         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

12.    Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	September 30, 2007	December 31, 2006
Compensation	$1,087,257	$1,285,652
Withholding tax and income taxes payable	1,499,645	876,546
Trade accounts payable	978,560	1,174,585
Accounting and other compliance	447,520	315,641
Litigation and legal	78,092	327,048
Other accrued liabilities	57,433	66,550
Total	$4,148,507	$4,046,022

Loss per share

For the three and nine months ended September 30, 2007, all stock options, RSAs, RSUs and warrants in the amount of 5,505,066 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (September 30, 2006 – 4,260,936).

13.    Subsequent Events

On November 12, 2007, the Company became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed.  The Company understands that Zi Corporation is one of over 20 defendants named in the suit, although to date, the Company has not been served the lawsuit.  The Company has not been able to determine the impact, scope or relevancy of this suit on Zi at this time.

14.    Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

Zi Corporation 2007          39

corporate information

Directors	Additional information is available on the Company’s
Milos Djokovic	website or by contacting:
Director
Investor Relations
Andrew M. Gertler	T 403.233.8875
Director	F 403.233.8878
E investor@zicorp.com
Donald Hyde	W www.zicorp.com
Director
Banker
Donald P. Moore	HSBC Bank Canada
Director
Legal Counsel
Robert Stefanski	Borden Ladner Gervais LLP
Director	Barristers and Solicitors

George Tai	Auditor
Chairman of the Board	Ernst & Young LLP

Senior Management Team	Transfer Agent
MilosDjokovic	Olympia Trust Company
President and Chief Executive Officer
Stock Exchange Listing
Blair Mulllin	Nasdaq Capital Market: ZICA
Chief Financial Officer	Toronto Stock Exchange: ZIC

© 2007 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.